FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Apex Critical Metals Corp. ("Apex" or the "Company")

Suite 1450, 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2: Date of Material Change

October 31, 2024

Item 3: News Release

News release dated October 31, 2024 was disseminated through Accesswire and subsequently filed on SEDAR+.

Item 4: Summary of Material Change

On October 31, 2024, the Company announced that it is undertaking a forward split of all of its issued and outstanding shares (the "Common Shares") on the basis of one and one-half (1.5) new Common Share for one (1) old Common Share (1.5:1) (the "Forward Split"). All shareholders of record on November 7, 2024 (the "Record Date") will be entitled to receive one half of one (.5) additional Common Share pursuant to the Forward Split. The Company proposed the Forward Split to increase the liquidity and marketability of the Common Shares.

Item 5 Full Description of Material Change

See attached news release dated October 31, 2024.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7: Omitted Information

N/A

Item 8: Executive Officer

Sean Charland, CEO and a Director
604.681.1568
info@apexcriticalmetals.com

Item 9: Date of Report

November 1, 2024

Apex Critical Metals Corp. Announces Forward Share Split

News Release - Vancouver, BC, - October 31, 2024: Apex Critical Metals Corp. (CSE: APXC) (OTCQB:APXCF) ("Apex" or the "Company"), is pleased to announce that it is undertaking a forward split of all of its issued and outstanding shares (the "Common Shares") on the basis of one and one-half (1.5) new Common Shares for one (1) old Common Share (1.5:1) (the "Forward Split"). All shareholders of record on November 7, 2024 will be entitled to receive one half of one (.5) additional Common Share pursuant to the Forward Split (the "Record Date"). The Company proposed the Forward Split to increase the liquidity and marketability of the Common Shares.

As per Canadian Securities Exchange ("CSE") policy, the Forward Split will be conducted on a "push-out" basis and therefore the CUSIP number for the Common Shares will remain unchanged. DRS statements for the additional one half of one Common Share resulting from the Forward Split will be mailed to the shareholders as of the Record Date by the Company's Transfer Agent, Odyssey Trust Company. Shareholders of the Company do not need to take any action with respect to the Forward Split. The Forward Split will not materially affect the percentage ownership in the Company of shareholders even though such ownership will be represented by a larger number of Common Shares.

The Company currently has 28,439,594 Common Shares issued and outstanding. Upon completion of the Forward Split, the Company will have approximately 42,659,391 Common Shares outstanding. The Common Shares will begin trading on a post-Forward Split basis under the existing stock trading symbol "APXC" effective at the opening of markets on November 6, 2024. The Forward Split remains subject to the approval of the CSE.

Outstanding stock options and share purchase warrants will also be adjusted by the Forward Split ratio and the respective exercise prices of outstanding stock options and share purchase warrants will be adjusted accordingly.

About Apex Critical Metals Corp.

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of high potential rare earth elements (REE's) and niobium properties. Apex Critical Metals is publicly listed on the CSE, and its Common Shares currently trade under the symbol "APXC".

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements with respect to the receipt of final approval from the CSE for the Forward Split and the expected timing of commencement of trading. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including risks related to factors beyond the control of the Company, including, but not limited to, the Forward Split may not be completed as expected or at all and those additional risks set out in the Company's public documents filed on SEDAR+ at www.sedarplus.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.